08028864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8-66127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Wave Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Ballpark Way, Suite 216
(No. and Street)

Arlington, (City) | Texas (State) | 76011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Mauldin, President | (817) 794-0669 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) | Hunt Valley, (City) | Maryland (State) | 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John F. Mauldin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Millennium Wave Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

SOMMER DOOLEY
Notary Public, State of Texas
My Commission Expires
May 25, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM WAVE SECURITIES, LLC

ANNUAL REPORT

December 31, 2007

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission and
Section 1.17 of the Regulations under
the Commodity Exchange Act
For the Year Ended December 31, 2007

CFTC FORM 1-FR-IB (Part A) 0005 OMB No. 3038-0024

Name of Company:		Employer ID No:		NFA ID No:	
Millennium Wave Securities, LLC	0010	75-2839862	0020	37626	0030
Address of Principal Place of Business:		Person to Contact Concerning This Report:			
1000 Ballpark Way Ste 216		Tiffani Mauldin			0040
Arlington, Texas 76011		Telephone No:			
	0050	817-794-0669			0060

1. Report for the period beginning January 1, 2007 0070 and ending December 31, 2007 0080

2. Type of report: 0090 [X] Certified [ ] Regular quarterly/semiannual

[ ] Special call by: ______________ [ ] Other -- Identify: ______________

3. Check whether 0095 [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 26 day of February, 2008

Manual signature [signature]

Type or print name John F. Mauldin

[ ] Chief Executive Officer [ ] Sr. Vice President and Chief Financial Officer Corporate Title Member & President

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

MILLENNIUM WAVE SECURITIES, LLC

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Millennium Wave Securities, LLC

We have audited the accompanying statement of financial condition of Millennium Wave Securities, LLC (the Company) as of December 31, 2007, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Wave Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA Supplemental Schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2008

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Cash and equivalents	$	50,864
Interest receivable		1,625
Commissions receivable		82,313
Total assets	$	134,802
LIABILITIES		
Accounts payable and accrued expenses	$	825
MEMBERS' CAPITAL		
Managing Member		133,977
Non-managing Member		0
Total members' capital		133,977
Total liabilities and members' capital	$	134,802

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

REVENUE		
Commissions	$	1,002,424
Interest income		2,616
Miscellaneous income		35,000
Total revenue		1,040,040
EXPENSES		
Office services fee		74,577
Regulatory fees and expenses		18,744
Professional fees		35,089
Consulting		2,500
Other expenses		3,756
Total expenses		134,666
NET INCOME	$	905,374

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2007

	Managing Member	Non-Managing Member	Total
Balances at December 31, 2006	$ 141,975	$ 0	$ 141,975
Net income for the year ended December 31, 2007	905,374	0	905,374
Distributions	(913,372)	0	(913,372)
Balances at December 31, 2007	$ 133,977	$ 0	$ 133,977

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from (for) operating activities:		
Net income	$	905,374
Decrease in prepaid expense		75
Increase in accounts payable and accrued expenses		605
Increase in commission receivable		(3,248)
Increase in interest receivable		(1,114)
Net cash from operating activities		901,692
Cash flows (for) financing activities:		
Distributions to Managing Member		(913,372)
Net decrease in cash and equivalents		(11,680)
Cash - beginning of year		62,544
Cash - end of year	$	50,864

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Millennium Wave Securities, LLC (the Company) is a Texas limited liability company which was formed on September 8, 1999 and commenced operations July 18, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company is also registered with the Commodity Futures Trading Commission (CFTC) as an Introducing Broker, Commodity Pool Operator and Commodity Trading Advisor and is a member of the National Futures Association. The Company is a non-resident Limited Market Dealer with the Ontario Securities Commission. The Managing Member of the Company is John F. Mauldin.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Equivalents

Cash and equivalents include all cash and short term certificates of deposit held at a banking institution. At times, these balances may be in excess of federally insured limits.

D. Commissions

Commissions are earned on a percentage of sales compensation received from unaffiliated broker dealers to whom the Company refers investors. Such amounts are recognized as income when earned.

E. Income Taxes

As a limited liability company, the Company prepares calendar year U.S. and applicable state information tax returns and reports to its members their allocable shares of the Company's taxable income.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Company's financial statements.

F. Allocation of Income and Loss

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

Note 2. RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a Services Agreement with an affiliated company, Mauldin Management Company (MMC), pursuant to which MMC makes available certain facilities and provides for the performance of certain services for the Company, including office space, utilities, staff and certain other general and administrative expenses. In return for such services, the Company pays MMC a monthly Office Services Fee based on the Company's percentage of revenue generated (as defined in the Services Agreement). The Company paid $74,577 to MMC during 2007 for the use of these facilities and for the reimbursement of other shared office expenses.

Note 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. Pursuant to the net capital provisions of regulation 1.17 under the Commodity Exchange Act, the Company is required to maintain a minimum net capital of $45,000. At December 31, 2007, the Company had net capital of $121,721, which was $76,721 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 0.68%.

Note 4. MISCELLANEOUS INCOME

In August 2007, the Company received a one-time special payment of $35,000 from FINRA as a benefit of the consolidation of the NASD and New York Stock Exchange Member Regulation. This special payment is reflected as miscellaneous income in the Company's statement of operations.

Note 5. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. SUBSEQUENT EVENT

In January 2008, the Company distributed $61,500 to the Managing Member.

MILLENNIUM WAVE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXHANGE COMMISSION

December 31, 2007

Total members' capital	$	133,977
Deduct items not allowable for net capital Non-allowable assets		(12,125)
Haircuts on securities		(131)
Net capital	$	121,721
Minimum net capital required - 6 2/3% of aggregate indebtedness (Note 1, below)	$	55
Minimum regulatory dollar net capital requirement	$	45,000
Net capital shown above	$	121,721
Minimum net capital requirement		45,000
Excess net capital	$	76,721
Total aggregate indebtedness	$	825
Percentage of aggregate indebtedness to net capital		0.68 %

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the Millennium Wave Securities, LLC computation of net capital and required net capital from the December 31, 2007 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA), except for minimum regulatory dollar net capital and minimum net capital requirement which were stated at $5,000 in the FOCUS II A.

Note 1 - Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2007 is as follows:

Total liabilities	$	825
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements		0
Aggregate indebtedness	$	825

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2007

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Millennium Wave Securities, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS UNDER REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2007

Total members' capital	$133,977
Deduct items not allowable for net capital Non-allowable assets	(12,125)
Haircuts on securities	(131)
Net capital	$121,721
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$121,721
Minimum capital requirement	45,000
Excess net capital	$ 76,721

Statement Pursuant to Paragraph (d)(2)(vi) of Regulation 1.10:

The computation of net capital stated above, agrees with the Millennium Wave Securities, LLC computation of net capital from the December 31, 2007 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A), except for minimum regulatory dollar net capital and minimum net capital requirement which were stated at $5,000 in the FOCUS II A.

NFA

MILLENNIUM WAVE SECURITIES, LLC
E.I.N. 75-2839862
NFA ID #: 0376216

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below		1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$45,000		$54,000		$54,000
B Calculation based on branch offices — Number of branch offices =	1	x $6,000 =	$6,000	x $7,200 =	$7,200	x $7,200 =	$7,200
C Calculation based on associated persons — Number of associated persons =	1	x $3,000 =	$3,000	x $3,600 =	$3,600	x $3,600 =	$3,600
D Securities broker/dealers per SEC 15c3-1			$5,000		N/A		N/A
Enter the greatest of A - D			$45,000		$54,000		$54,000
				+ Subordinated debt maturing in next 6 mos.	0	+ Subordinated debt maturing in next 6 mos.	0
				+ Expected capital withdrawals in next 6 mos.	61,500		
				Total	$115,500	Total	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$133,977
Ownership equity	$133,977	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	76,721
= Equity Capital	= $133,977	= Required total	$57,256

Equity Capital / Required Total 234.00%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

MILLENNIUM WAVE SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2007

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Millennium Wave Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Millennium Wave Securities, LLC (the Company), for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 and to the objectives stated in Regulation 1.16 in making the periodic computations of the minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, respectively, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, the CFTC, the National Futures Association, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2008

END